**Carosh Media & Marketing, llc d/b/a**
**Carosh Compliance Solutions, llc**

Financial Statements and Report

Unaudited

December 31, 2023

**Carosh Compliance Solutions**

Index to Financial Statements



These financial statements are unaudited by any financial services or accounting firm. They are the product of the leadership of **Carosh Media & Marketing**, llc d/b/a **Carosh Compliance Solutions**, llc, prepared in good faith in line with generally accepted accounting principles ("GAAP").

Signed,

**Roger Shindell,** MS, CHPS, CISA, CIPM
President & CEO
March 28, 2024

**Carosh Compliance Solutions**

Balance Sheet

| As of December 31, | 2023 |
|---|---|
| **Assets** | |
| | |
| *Current assets* | |
| Cash | $ 18,247.53 |
| Accounts receivable | 30,927.15 |
| *Total current assets* | 48,633.93 |
| **Non-current assets** | |
| Notes Receivable - related party | 43,196.23 |
| Intangible assets, net | - |
| *Total non-current assets* | 43,196.23 |
| **Total assets** | $ 91,830.16 |
| | |
| **Liabilities and shareholders' equity** | |
| **Current liabilities** | |
| Accounts payable | $ - |
| Notes payable | 302,247.93 |
| Current short-term debt | 48,661.08 |
| *Total current liabilities* | 350,909.01 |
| **Non-current liabilities** | |
| Payroll tax payable | - |
| Contract Obligations | - |
| Line of Credit | 93,000.00 |
| Notes Payable | - |
| Loans Payable - related party | 137,077.88 |
| *Total non-current liabilities* | 230,077.88 |
| **Total liabilities** | $ 580,986.89 |
| | |
| **Shareholders' Equity** | |
| Retained Earnings | $(687,152.96) |
| Partner's Equity | - |
| Partner Contributions | 183,915.00 |
| Net Income | 14,081.23 |
| *Total shareholders' equity* | (489,156.73) |
| **Total liabilities and shareholders' equity** | $ 91,830.16 |

*See accompanying notes to financial statements.*

**Carosh Compliance Solutions**

Statement of Operations

| As of December 31, | 2023 |
|---|---|
| **Operating Revenue:** | $ 581,980.32 |
| **Operating Expenses:** | |
| General and administrative expenses | 567,899.09 |
| **Total operating expenses** | 567,899.09 |
| **Income from operations** | 14,081.23 |
| Income tax expense | - |
| **Net Income** | $ 14,081.23 |

*See accompanying notes to financial statements.*

**Carosh Compliance Solutions**

Statement of Cash Flows

| **For the year ended December 31,** | **2023** |
|---|---:|
| **Cash flows from operating activities** | |
| Net loss/income | $ 14,081.23 |
| *Adjustments to reconcile net loss/income to net cash used in operating activities:* | |
| Cash from operations | 11,093.01 |
| *Changes in operating liabilities:* | - |
| Accrued expenses | - |
| **Net cash used in operating activities** | 25,174.24 |
| | |
| **Cash flows from investing activities** | |
| Intangible assets | - |
| **Net cash used in investing activities** | - |
| | |
| **Cash flows from financing activities** | |
| Proceeds from Simple Agreements for Future Equity | - |
| Proceeds from contributions | - |
| Proceeds from loans payable to related party | - |
| **Net flows provided from financing activities** | - |
| | |
| **Net change in cash** | 2,174.24 |
| Cash, beginning of the year | 16,073.29 |
| **Cash, end of the year** | $ 18,247.53 |
| | |
| **Supplementary disclosures of cash flow information** | |
| Cash paid during the year for taxes | $ - |

*See accompanying notes to financial statements.*

**STATEMENT OF CHANGES IN SHAREHOLDERS' EQUITY**
**FOR THE YEARS ENDED DECEMBER 31, 2023**
_____

| | Partnership Units | | Preferred Stock | | Additional Paid | Retained Deficit | Total Shareholders' |
| | Number | Amount | Number | Amount | in Capital | | Equity |
|---|---|---|---|---|---|---|---|
| Balance at December 31, 2022 | 1,000 | $ 100 | | $ - | $ 183,915 | $ (139,544) | $ (168,746) |
| Additional Partner Contributions | | | | | | | |
| Net Income | | | | | | 14,081 | 14,081 |
| Balance at December 31, 2023 | 1,000 | $ 100 | - | $ - | $ 183,915 | $ (125,463) | $ (182,827) |

**Carosh Compliance Solutions**

Notes to Financial Statements

1. **Organization and Nature of Business**

    Carosh Media & Marketing, llc d/b/a Carosh Compliance Solutions, llc (the "Company") was organized in the State of Indiana on January 4, 2012 as a limited liability company. The Company began operations in 2012 and has continued those operations to the present. The Company is a HIPAA compliance consulting company that has developed a SAAS offering for organizations to easily track their compliance activities.

2. **Summary of Significant Accounting Policies**

    *Basis of Accounting*

    The Company prepares its financial statements in good faith and, to the best of its ability, in conformity with U.S. generally accepted accounting principles ("GAAP").

    *Use of Estimates*

    The preparation of financial statements in conformity with U.S. GAAP requires the Company to make estimates and judgements that affect the reported amounts of assets, liabilities, revenues and expenses, and related disclosure of contingent liabilities. The Company bases its estimates on historical experience and on various other assumptions that are believed to be reasonable under the circumstances, the results from which form the basis for making judgements about the carrying values of assets and liabilities that are not readily apparent from other sources. Actual results may differ from these estimates under different assumptions or conditions.

    *Cash*

    Cash consists of all cash balances and highly liquid investments with original maturities of 90 days or less upon acquisition. The Company has not held any cash equivalents, such as money market funds. As of December 31, 2023, deposits with each bank up to $250 thousand were insured by the Federal Deposit Insurance Corporation ("FDIC"). The Company held no deposits in excess of FDIC limits as of December 31, 2022. The Company has not experienced any losses in such accounts, and the Company believes it is not exposed to any significant risk on its cash balances.

**Accrued Expenses**

The Company accrues for payroll liabilities, and other miscellaneous accruals.

**Fair Value of Financial Instruments**

Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. The authoritative guidance for fair value measurements established a framework for measuring fair value and established a three-level valuation hierarchy for disclosure of fair value measurements as follows:

*Level 1* – Observable inputs that reflect quoted prices (unadjusted) for identical assets or liabilities in active markets. The Company's Level 1 assets consist of its marketable securities.

*Level 2* – Observable quoted prices for similar assets or liabilities in active markets and observable quoted prices for identical assets or liabilities in markets that are not active.

*Level 3* – Unobservable inputs that are not corroborated by market data.

Cash, accounts payable, and accrued expenses are reflected at carrying value, which approximates fair value due to the short-term maturity. The fair values of amounts due to affiliates are not determinable due to the related-party nature of the balances.

### Income Tax

The Company registered with the Indiana Secretary of State as a limited liability company.

3. Accrued Expenses

| As of December 31, | 2023 |
|---|---|
| Accrued tax | $ - |
| Payroll liabilities | - |
| Accrued other | - |
| **Accrued expenses** | $ - |

### 4. Intangible assets

The Company holds domain names and software code for which no value has been assigned as of December 31, 2023.

### 5. *Long-Term Loan*

Roger Shindell, President and CEO of the Company, issued a loan of $137,077.88 to the Company prior to 2020, on a long-term basis. Payments of principal could begin on January 1, 2025, at which point monthly installments of $1,000 will be due until the principal is paid off. If there are late payments, the Company will pay a late fee of 1%.

### 6. *Short-Term Loan*

Stephanie Lathrop, COO of the Company, agreed to loan her raise to the Company on a short-term basis. Payments of the principal will begin on January 1, 2025 unless the loan is called in prior to that date by Stephanie.

### Independent Contractors

The Company is engaged in contracts with five independent contractors. One contractor provides sales development, one provides software programming, two provide marketing services and one provides administrative services. The contracts are paid on a semi-monthly basis and the Company is up to date on those payments.

### COVID-19

In March 2020, the World Health Organization declared the outbreak of a novel strain of the coronavirus ("COVID-19") to be a pandemic. The pandemic is having widespread, rapidly evolving impacts on economies, financial markets, and business practices. The Company is closely monitoring the impact of COVID-19 on all aspects of its business. Currently, no material impact has been identified.